                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 1)*

                            PENN OCTANE CORPORATION
                            -----------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   70757610
                                   --------
                                (CUSIP Number)

                    December 16, 1998 and December 17, 1998
                    ---------------------------------------
            (Date of Event Which Requires Filing of this Schedule)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_]   Rule 13d-1(b)

       [X]   Rule 13d-1(c)

       [_]   Rule 13d-1(d)

--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 70757610                    13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      KFP Grand, Ltd.
      IRS ID# 75-360-5263
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,463,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,463,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,463,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
         (a)    Name of Issuer
                      PENN OCTANE CORPORATION
         (b)    Address of Issuer's Principal Executive Offices
                      900 Veterans Boulevard, Suite 240
                      Redwood City, California  94063

ITEM 2.
         (a) Name of Person Filing: KFP GRAND, LTD., a Texas Limited Partnership (the "Partnership"), whose general partner is Grosvenor, L.L.C., a Texas limited liability company (the "General Partner")
         (b)    Address of Principal Business Office or, if none, Residence:
                      545 E. John Carpenter Freeway, Suite 1400
                      Irving, Texas  75062
         (c)    Citizenship:  Texas limited partnership
         (d)    Title of Class of Securities:  Common Stock, Par Value $0.01
                      Per Share
         (e)    CUSIP Number:  70757610

         (a)    Name of General Partner of Person Filing:  Grosvenor, L.L.C.,
                      a Texas limited liability company
         (b)    Address of Principal Business Office or, if none, Residence:
                      545 E. John Carpenter Freeway, Suite 1400
                      Irving, Texas  75062
         (c)    Citizenship:   Texas limited liability company
         (d)    Title of Class of Securities:  Common Stock, Par Value $0.01
                      Per Share
         (e)    CUSIP Number:  70757610

         (a)    Name of Manager of Person Filing:  Robert Lamse
         (b)    Address of Principal Business Office or, if none, Residence:
                      545 E. John Carpenter Freeway, Suite 1400
                      Irving, Texas  75062
         (c)    Citizenship:  United States
         (d)    Title of Class of Securities:  Common Stock, Par Value $0.01
                      Per Share
         (e)    CUSIP Number:  70757610

         (a)    Name of Manager of Person Filing:  Mahmood Khimji, Manager of
                      General Partner
         (b)    Address of Principal Business Office or, if none, Residence:
                      545 E. John Carpenter Freeway, Suite 1400
                      Irving, Texas  75062
         (c)    Citizenship:  Canadian
         (d)    Title of Class of Securities:  Common Stock, Par Value $0.01
                      Per Share
         (e)    CUSIP Number:  70757610

         (a)    Name of Manager of Person Filing:  Mehdi Khimji, Manager of
                      General Partner
         (b)    Address of Principal Business Office or, if none, Residence:
                      545 E. John Carpenter Freeway, Suite 1400
                      Irving, Texas  75062
         (c)    Citizenship:  Canadian
         (d)    Title of Class of Securities:  Common Stock, Par Value $0.01
                      Per Share

         (e)    CUSIP Number:  70757610

         (a)    Name of Manager of Person Filing:  Jaffer Khimji, Manager of
                      General Partner
         (b)    Address of Principal Business Office or, if none, Residence:
                      545 E. John Carpenter Freeway, Suite 1400
                      Irving, Texas  75062
         (c)    Citizenship:  Canadian
         (d)    Title of Class of Securities:  Common Stock, Par Value $0.01
                      Per Share
         (e)    CUSIP Number:  70757610


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:*

         (a)[ ] Broker or dealer registered under Section 15 of the Exchange
                Act.

         (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d)[ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)[ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

         (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP*

         (a) Amount Beneficially Owned: 1,463,700 shares. Included in such shares are 300,000 shares of the issuer's common stock that the Reporting Person may acquire upon exercise of a Common Stock Purchase Warrant.

         (b)    Percent of Class: 13.6%

         (c)    Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 1,463,700 shares of the issuer's common stock. Included in such shares are 300,000 shares of the issuer's common stock that the Reporting Person may acquire upon exercise of a Common Stock Purchase Warrant.
                (ii)  shared power to vote or to direct the vote: None

*  The following responses apply to each person named in Item 2.

         (iii) sole power to dispose or to direct the disposition of: 1,463,700 shares of the issuer's common stock. Included in such shares are 300,000 shares of the issuer's common stock that the Reporting Person may acquire upon exercise of a Common Stock Purchase Warrant.
         (iv)  shared power to dispose or to direct the disposition of:  None


     The Partnership has the sole power to vote and dispose of the 1,463,700 shares of the issuer's common stock. Included in such shares are 300,000 shares of the issuer's common stock that the Reporting Person may acquire upon exercise of a Common Stock Purchase Warrant. The General Partner and the Managing Directors of the General Partner are included as reporting persons in this Schedule 13G as a result of their shared direct and indirect control of the Partnership's activities.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           December 30, 1998
                                   ------------------------------------
                                                 (Date)

                                   KFP GRAND, LTD.:
                                   By GROSVENOR, L.L.C., Its General Partner


                                   By:  /s/ Robert Lamse
                                      ---------------------------------
                                           Managing Director